NTELOS Holdings Corp.

401 Spring Lane

Suite 300

P.O. Box 1990

Waynesboro, Virginia 22980

August 10, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel Assistant Director, Division of Corporation Finance

Re:	NTELOS Holdings Corp. Form 10-K for the year ended December 31, 2009 Filed February 26, 2010 File No. 0-51798

Dear Mr. Spirgel:

As Executive Vice President and Chief Financial Officer of NTELOS Holdings Corp., a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the additional comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in its comment letter dated June 21, 2010. When used in this letter, the “Company,” “we,” “us” and “our” refer to NTELOS Holdings Corp.

Set forth below is the response of the Company to the comment of the Staff. For convenience of reference, the Staff comment is reprinted in italics and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2009

Goodwill and Indefinite-lived Intangibles, page 63

1.	We note your response to comment three from our letter dated May 13, 2010. Per your statement, you do not believe that the risk related to impairment of your intangible assets is imminent. However, your premise is based on certain valuation techniques which appear to be inappropriate for impairment testing of the subject intangible assets. In this regard,

•

Please conduct an impairment testing of your franchise rights and your radio spectrum licenses using the Greenfield method and tell us your testing results for each unit of accounting. Otherwise, if you had utilized a discounted cash flow model that resembles the Greenfield method, or is premised on a hypothetical build-up or start-up method, please state so in your proposed disclosure.

•	With respect to spectrum licenses, please additionally describe the wireless bands associated with licenses in service and not in service, and their respective unit of accounting.

Response:

We respectfully believe that our valuation techniques were appropriate and continue to support the methods used and conclusions derived from our testing results. However, we do acknowledge that the Greenfield method of valuation for franchise rights and ratio spectrum licenses is widely accepted and have acted on your request that we re-conduct our testing utilizing this method. In doing so, we contracted the services of a nationally recognized third party valuation firm to help us perform this valuation. The results of our testing are as follows (in thousands):

	Intangible Asset and Reporting Units
	PCS Segment - Radio Spectrum Licenses			ILEC - Franchise Rights
	VA East	VA West	West VA
Asset Value	$103,000	$320,000	$160,000	$57,000
Book Value	$86,892	$23,358	$10,748	$32,000
Conclusion	Pass	Pass	Pass	Pass

Consistent with our original testing, we conclude that no impairment existed related to the franchise rights and radio spectrum licenses for the year-ended December 31, 2009.

The following is a summary of the breakdown by book value of wireless spectrum in service and not in service by their respective unit of accounting (in thousands):

	PCS Segment - Radio Spectrum Licenses
	VA East	VA West	West VA	Other	Total
Licenses in service
PCS licenses	$86,892	$19,909	$8,648	—	$115,449

Licenses not in service
PCS licenses	—	3,450	2,100	7,660	13,210
AWS licenses	—	—	—	2,296	2,296
LMDS licenses	—	—	—	294	294
WCS licenses	—	—	—	205	205
BRS licenses	—	—	—	845	845

Total Licenses not in service	—	3,450	2,100	11,300	16,850

Total Licenses by reporting unit	$86,892	$23,358	$10,748	$11,300	$132,298

Please direct any further questions or comments you may have regarding this filing to the undersigned at (540) 946-3531 or to Ken Boward, Controller, at (540) 946-3515.

Sincerely,

/s/ Michael B. Moneymaker
Michael B. Moneymaker
Executive Vice President and Chief Financial Officer

cc:	Kathryn Jacobson Dean Suehiro Jessica Plowgian Kathleen Krebs Ken Boward David Carter